

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Ajay Kataria
Chief Financial Officer
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

   Re: Utz Brands, Inc.
    Form 10-K for the Fiscal Year Ended January 2, 2022
    Form 8-K furnished November 10, 2022
    File No. 001-38686

Dear Ajay Kataria:

  We have reviewed your December 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 1

1. Your response to prior comment 7 indicates that you present Normalized Adjusted EBITDA exclusively for the purposes of calculating the Net Leverage Ratio for debt covenants. If you believe that your debt agreements are material agreements, the covenant is a material term of the debt agreements and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, please revise your disclosure to reference Normalized Adjusted EBITDA as a liquidity measure, reconciling to cash provided from operations. For each reconciling item, disclose in greater detail their nature and how they were derived. Also, disclose any other material terms of the debt agreements and the amounts or limits required for covenant compliance. Further, disclose the actual or reasonably likely effects of compliance or non-compliance

with the covenant on your financial condition and liquidity, including the resulting impact on other credit and/or lease agreements due to cross-default provisions. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

 You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing